April 28, 2016

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:     Mr. Jim Rosenberg,
Senior Assistant Chief Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 001-16725

Dear Mr. Rosenberg:

On behalf of Principal Financial Group, Inc., this letter responds to the comment of the Division of Corporation Finance of the Securities and Exchange Commission received by telephone today from Lisa Vanjoske, Assistant Chief Accountant. The comment was a follow-up to our response dated March 29, 2016 to your letter dated March 15, 2016, concerning the company’s annual report on Form 10-K referenced above. For convenience, we have included your additional comment in bold below, immediately followed by our response in plain text.

(Regarding your response to our first comment concerning quantification of amounts of variances in results of operations in MD&A) Would [you] consider including similar disclosure in future filings if you believe that would improve the MD&A?

RESPONSE:

Within the Management’s Discussion and Analysis section of our future annual and quarterly reports, we will quantify amounts for variances in results of operations for total company and results of operations by segment when such variances are caused by more than one factor and when such quantification will improve the disclosure. We plan to implement this approach beginning with our quarterly report for the quarter ending June 30, 2016.

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We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have completed your review of our response, please call me if you have any questions or comments.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Executive Vice President and Chief Financial Officer
(515) 247-4885

cc:    Lisa Vanjoske (Securities and Exchange Commission)
Joel Parker (Securities and Exchange Commission)